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                                                                    Exhibit 99.3

[ATALANTA SOSNOFF LOGO]
101 PARK AVENUE, NEW YORK, NEW YORK 10178-0008 (212) 867-5000 FAX (212) 922-1834

                                                           FOR IMMEDIATE RELEASE


For Further Information,
contact Kevin S. Kelly
Senior Vice President and
Chief Financial Officer
Atalanta/Sosnoff Capital Corporation
Telephone (212) 867-5000
New York, NY 10178
E-Mail: ksk@atalantasosnoff.com
Website: www.atalantasosnoff.com


                      ATALANTA/SOSNOFF CAPITAL CORPORATION
                           BOARD RECEIVES BUYOUT OFFER


NEW YORK - DECEMBER 6, 2002. Atalanta/Sosnoff Capital Corporation (NYSE: ATL) announced today that it had received a proposal from Martin T. Sosnoff, its Chairman of the Board and Chief Executive Officer, to acquire the approximately 17% of the outstanding shares of the Company's common stock not already owned by Mr. Sosnoff.

         Under the terms of the proposal, a new entity which would hold Mr. Sosnoff's stock would be merged with and into Atalanta/Sosnoff, with Atalanta/Sosnoff as the surviving entity. All outstanding shares of Atalanta/Sosnoff not already held by Mr. Sosnoff would be acquired for a cash price of $12.50 per share, subject to adjustment to reflect changes in the value of the Company's portfolio of marketable securities from current levels.

         Atalanta/Sosnoff's Board of Directors will form a Special Committee of independent directors to consider Mr. Sosnoff's proposal. The proposal is subject to the approval of that Special Committee, the negotiation of a definitive agreement and other customary conditions to closing.

         Atalanta/Sosnoff provides discretionary investment advisory, brokerage and other related services to corporate and public retirement plans, endowments, charitable and religious organizations, and individuals in both taxable and tax-exempt accounts. Assets under management at November 30, 2002 were approximately $2.1 billion.

         Certain of the foregoing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the loss of, or the failure to


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replace any significant clients; changes in the relative investment performance of client or firm accounts and changes in the financial marketplace, particularly in the securities markets. These forward-looking statements speak only as of the date of this Release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


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